Exhibit 21.1

SUBSIDIAIRES OF NINTECH MOULD FACTORY INC.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Nintech Mould Factory Holding (BVI) Limited	British Virgin Islands	May 6, 2025	100%
Nintech Mould Factory (Hong Kong) Limited	Hong Kong	June 2, 2025	100%
Fengtai Mold (Taizhou) Co., Ltd.	PRC	August 12, 2025	100%
Jiangsu Ningtai Mold Co., Ltd.	PRC	August 23, 2012	100%